UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-5519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee

CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 29, 2007

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Investments:
Cash and cash equivalents	$14,551	$1,728
Investments, at fair value	199,745,932	184,783,536
Participant loans	3,243,094	3,110,646

Total investments	203,003,577	187,895,910

Contributions receivable:
Employer contributions	1,006,142	754,343
Employee contributions	363,326	266,921

Total contributions receivable	1,369,468	1,021,264

Net assets available for plan benefits	$204,373,045	$188,917,174

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2006

Additions:
Interest and dividend income	$7,676,719
Employee contributions	21,928,556
Employer contributions (net of forfeitures of $26,809)	1,006,142
Net appreciation in fair value of investments	12,343,293

Total additions	42,954,710

Deductions:
Benefits paid to participants	(27,498,839)

Total deductions	(27,498,839)

Net increase in net assets available for plan benefits	15,455,871

Net assets available for plan benefits:
Beginning of year	188,917,174

End of year	$204,373,045

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The CDI Corporation 401(k) Savings Plan (the Plan) is a defined contribution plan maintained for the benefit of certain qualified employees of CDI Corporation and certain of its subsidiaries (the “Company”). The Plan was adopted in 1985 and was last amended effective March 28, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code of 1986. The Plan is administered by a committee consisting of members appointed by the board of directors of CDI Corporation. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

The Plan benefits eligible employees of CDI Corporation and those subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)	Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Each of the Company and its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

(c)	Investment Income

Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(d)	Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of the Life Sciences employees of CDI Engineering Solutions, Inc. Vesting in employer matching contributions occurs on a six-year graduated schedule for those Life Sciences employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2006 and 2005, the Plan had forfeitures of $31,767 and $7,763, respectively, available to reduce future employer contributions.

(e)	Withdrawals / Distributions

A participant who is still an employee of the Company may make withdrawals from the Plan if the participant has reached the age of 59 1/2. Prior to the age of 59 1/2, such a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

(f)	Participant Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in the CDI Corp. Stock Fund. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent. Interest rates on outstanding loans at December 31, 2006 range from 5.0% to 11.5%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)	Investments

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Plan has adopted the FSP for the year ended December 31, 2006. One of the investment options offered by the Plan, the UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. The fair value of the Plan’s fully benefit-responsive investment contract is not materially different from contract value. Adoption of the FSP did not have a material impact to the Plan’s financial statements.

Mutual funds are valued at quoted net asset values that are based on the underlying market value of the investments at year-end. Investments in the CDI Corp. Stock Fund are valued based on the quoted market price of the common stock of the Company at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying statement of changes in net assets available for plan benefits.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

3)	Investments

Participants may elect to invest their funds in the Guaranteed Income Contract Portfolio. This fund is managed by UBS and invests in fixed income contracts. In the Statements of Net Assets Available for Plan Benefits, the Plan is required to reflect this investment at fair value, with corresponding adjustment to contract value (see Note 2(c)). The contract value of this fund as of December 31, 2006 and 2005 was $29,352,514 and $29,624,516, respectively. These contract values are not materially different from the fair values. This fund yielded approximately 4.4% and 3.5% for 2006 and 2005, respectively.

The following investments represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	December 31,
Investment	2006	2005
Putnam Investors Fund	$33,838,496	$14,006,461
UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio	29,352,514	29,624,516
American Funds New Perspective Fund	20,637,369	16,168,476
George Putnam Fund of Boston	18,191,724	—
Putnam Equity Income Fund	15,488,428	12,927,540
Putnam S&P 500 Index Fund	14,932,365	14,249,427
American Funds Growth Fund of America	12,962,093	—
Alger Cap Appreciation Fund	12,959,111	N/A
Putnam International Growth Fund	11,837,529	—
Alger Balanced Portfolio	N/A	11,986,324
Alger LargeCap Growth Institutional Portfolio	N/A	15,198,182
Alger MidCap Growth Institutional Portfolio	N/A	10,154,890
Putnam Voyager Fund	N/A	22,566,591

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $12,343,293 as follows:

Class of Investments
Mutual Funds	$12,551,970
CDI Corp. Stock Fund	(208,677)

Total	$12,343,293

(4)	Federal Income Taxes

In conjunction with the amendment and restatement of the Plan effective January 1, 2000, the Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter, however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2006 and 2005.

(5)	Plan Termination

Although there is currently no intent to do so, the Company and each subsidiary has the right under the Plan provisions to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. Upon termination, or partial termination, of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(6)	Related Party Transactions

Plan investments amounting to $107,986,134 and $88,833,647 at December 31, 2006 and 2005, respectively, are held in funds sponsored by Putnam Investments, the trustee of the Plan. Plan investments amounting to $6,012,300 and $5,249,347 at December 31, 2006 and 2005, respectively, are held in a stock fund consisting solely of common stock of the Company’s parent.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near to mid term and those changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CDI Corporation 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer, borrower, lessor, or similar party		Shares held by the Plan	Cost	Fair Value
	Alger Cap Appreciation Fund	780,669.325 shares	**	$12,959,111
	Alger Small / MidCap Growth Institutional Portfolio	706,055.353 shares	**	9,814,169
	American Funds Growth Fund of America	399,448.178 shares	**	12,962,093
	American Funds New Perspective Fund	657,869.596 shares	**	20,637,369
*	George Putnam Fund of Boston	1,008,410.430 shares	**	18,191,724
	ING Global REIT Fund	960.348 shares	**	22,242
*	Putnam American Government Income Fund	980,449.280 shares	**	6,618,033
*	Putnam Capital Opportunities Fund	610,306.858 shares	**	7,079,560
*	Putnam Equity Income Fund	878,526.821 shares	**	15,488,428
*	Putnam International Growth Fund	377,833.676 shares	**	11,837,529
*	Putnam Investors Fund	2,195,879.032 shares	**	33,838,496
*	Putnam S&P 500 Index Fund	401,731.628 shares	**	14,932,365
***	UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio	929,671.356 shares	**	29,352,514
*	CDI Corp. Stock Fund	241,457.824 shares	**	6,012,300
*	Loans to Participants (a)		—	3,243,094

				$202,989,026

(a)	Loans bear interest at Prime plus 2.0% and interest rates range from 5.0% to 11.5%, maturing through 2014.
*	Party-in interest
**	Not required for participant-directed investments.
***	Represents the contract value, which is not materially different from the fair value as of December 31, 2006.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN

Date: June 29, 2007	By:	/s/ Joseph R. Seiders
Joseph R. Seiders
Member, Savings Plan Committee

INDEX TO EXHIBITS

Number	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm